Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010
(in United States Dollars, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States Dollars)
	September 30	December 31
	2010	2009
		(as restated,
		Note 16)

ASSETS
Current
Cash and cash equivalents	$106,998	$128,977
Commodity taxes receivable	13,004	10,598
Trade and other receivables	3,262	1,974
Derivative assets	346	-
Current portion of future income tax asset	-	4,210
Inventories (Note 4)	84,051	71,682
Prepaids and deposits	3,103	2,680
	210,764	220,121

Deposits on property, plant and equipment	1,364	4,861
Other long-term assets (Note 6)	-	3,847
Investments (Note 5)	15,152	-
Mining interests and property, plant and equipment (Note 6)	557,543	628,740
Intangible assets	3,549	-
Goodwill (Note 6)	-	106,799
	$788,372	$964,368

LIABILITIES
Current
Payables and accruals	$40,083	$37,019
Current portion of future income tax liability	7,909	-
Current portion of long-term debt and capital leases	4,399	4,398
Current portion of other long-term obligations	1,872	763
	54,263	42,180

Long-term debt and capital leases	29,596	32,431
Other long-term obligations	3,632	5,051
Asset retirement obligations	6,533	5,958
Employee future benefits	1,663	1,635
Future income tax liability (Note 6)	55,415	84,776
	151,102	172,031

SHAREHOLDERS’ EQUITY
Capital stock	881,811	866,716
Contributed surplus	20,267	23,873
Deficit	(275,631)	(104,686)
Accumulated other comprehensive income	10,823	6,434
	637,270	792,337
	$788,372	$964,368

Subsequent events (Note 15)

Signed on behalf of the Board:	Signed”	“Signed”
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
(unaudited, in thousands of United States Dollars except per share data)
	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
		(as restated,		(as restated,
		Note 16)		Note 16)

Revenue from mining operations	$55,518	$47,906	$167,249	$138,581

Expenses
Production costs, excluding amortization & depletion	23,286	23,845	77,974	69,391
Refining costs	428	790	1,424	2,147
General and administrative costs	8,139	13,900	19,302	29,824
Amortization, depletion and accretion	12,607	11,488	33,414	31,328
	44,460	50,023	132,114	132,690

Earnings / (loss) before other items	11,058	(2,117)	35,135	5,891

Impairment charge (Note 6)	-	-	(221,610)	-
Gain on investments (Note 5)	372	-	294	-
Loss on disposal of assets	(1,067)	-	(2,437)	-
Interest on long-term debt	(767)	(559)	(2,374)	(2,467)
Foreign exchange (loss) / gain	(834)	1,354	(1,945)	(3,276)
Interest and other income	327	111	1,243	500
Other (Note 7)	(881)	-	(881)	-
	(2,850)	906	(227,710)	(5,243)

Earnings / (loss) before income taxes	8,208	(1,211)	(192,575)	648

Future income tax expense / (recovery)	837	(998)	(20,082)	3,298
Current tax (recovery) / expense	(149)	1,000	(1,548)	2,798
	688	2	(21,630)	6,096

Net earnings / (loss)	$7,520	$(1,213)	$(170,945)	$(5,448)

Other comprehensive income / (loss)	3,747	(74)	4,389	(84)

Total comprehensive income / (loss)	$11,267	$(1,287)	$(166,556)	$(5,532)

Net earnings / (loss) per share (Note 8)
Basic	$0.05	$(0.01)	$(1.24)	$(0.04)
Diluted	$0.05	$(0.01)	$(1.24)	$(0.04)

Weighted average shares outstanding (Note 8)
Basic	138,620,642	123,273,737	138,339,430	122,859,301
Diluted	138,651,368	123,273,737	138,339,430	122,859,301

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States Dollars)
	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009

OPERATING ACTIVITIES
Net earnings / (loss)	$7,520	$(1,213)	$(170,945)	$(5,448)
Premium on currency options	-	138	-	(240)
Payment on other long-term obligations	-	(402)	(763)	(727)
Payment of employee future benefits	(101)	-	(101)	-
Items not affecting cash (Note 9)	16,509	12,693	243,721	47,139
Change in non-cash operating working capital (Note 9)	7,309	2,659	(9,969)	5,897
	31,237	13,875	61,943	46,621

INVESTING ACTIVITIES
Decrease / (increase) in deposits on property, plant and equipment	1,471	(297)	(1,252)	(131)
Purchase of investments	(3,037)	-	(10,775)	-
Expenditures on mining interests and property, plant and equipment	(27,292)	(18,463)	(78,701)	(54,216)
	(28,858)	(18,760)	(90,728)	(54,347)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(1,086)	(3,824)	(3,252)	(6,464)
Proceeds on sale of property, plant and equipment	-	10,025	-	17,201
Proceeds on long-term debt	-	11,500	-	11,500
Repayment of long-term debt	(19)	(22,518)	(57)	(22,548)
Proceeds from exercise of options	2,089	38	8,393	17,066
	984	(4,779)	5,084	16,755

Impact of foreign exchange on cash	899	-	1,722	-

Net increase / (decrease) in cash and cash equivalents	4,262	(9,664)	(21,979)	9,029

Cash and cash equivalents, beginning of period	102,736	21,951	128,977	3,258

Cash and cash equivalents, end of period	$106,998	$12,287	$106,998	$12,287

Cash and cash equivalents is comprised of the following:

Cash	$79,762	$8,740	$79,762	$8,740
Short term investments	27,236	3,547	27,236	3,547
	$106,998	$12,287	$106,998	$12,287

See accompanying notes to the unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States Dollars)
For the nine months ended	September 30	September 30
	2010	2009
		(as restated, Note 16)

Capital stock
Balance, beginning of period	$866,716	$719,426
Shares issued through employee share purchase plan	378	-
For cash pursuant to exercise of stock options	8,393	17,067
Fair value of share-based compensation	6,324	18,688
Balance, end of period	$881,811	$755,181

Contributed surplus
Balance, beginning of period	$23,873	$33,288
Fair value of deferred share units issued	89	-
Fair value of share-based compensation	(6,324)	(18,688)
Forfeitures of stock options	(252)	(142)
Share-based compensation	2,881	9,361
Balance, end of period	$20,267	$23,819

Deficit
Balance, beginning of period	$(104,686)	$(112,891)
Net loss	(170,945)	(5,448)
Balance, end of period	$(275,631)	$(118,339)

Accumulated other comprehensive income
Balance, beginning of period	$6,434	$6,434
Unrealized gain on investments (Note 5)	4,043	-
Reclassification of gains on cash flow hedges to net earnings	-	(10)
Unrealized gain / (loss) on derivative assets	346	(74)
Balance, end of period	$10,823	$6,350

Total shareholders’ equity	$637,270	$667,011

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

1.	Nature of operations

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7).

2.	Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, except that they do not contain all of the disclosures required for annual financial statements. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2009, except as noted, and in the opinion of management, contain all adjustments necessary to fairly present the financial statements. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

3.	Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)	Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted concurrently. The impact of these standards will be assessed at the time of any future acquisition.

(ii)	International Financial Reporting Standards (“IFRS”)

In February of 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

4.	Inventories

	September 30	December 31
	2010	2009
Supplies	$20,379	$15,847
Ore stockpiles	1,395	627
Ore in process	61,406	53,199
Finished product	871	2,009
	84,051	71,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

During the three and nine months ended September 30, 2010 the Company recognized $Nil and $233 (September 30, 2009 – $392 and $1,210) of inventory net realizable valuation adjustments as an expense. As a result of the increase in expected future commodity prices during the year to date, the Company recognized net overall net realizable value adjustment reversals in the three and nine months year to date, which had the effect of decreasing expenses by $182 (September 30, 2009 - $117 and $324), resulting in an overall net realizable value adjustment expense of ($182) and $51 for the three and nine months ended September 30, 2010 (September 30, 2009 - $275 and $885).

5.	Long term investments

On June 1, 2010, the Company completed a non-brokered private placement with Golden Queen Mining Co. Ltd. (“Golden Queen”) by acquiring 5,000,000 units of Golden Queen for an aggregate purchase price of CAD $8,000 (USD $7,634). Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00, each for a period of eighteen months following the closing date of the transaction.

On July 16, 2010, the Company completed a non-brokered private placement with Corex Gold Corporation (“Corex”) by acquiring 4,706,000 units of Corex for an aggregate purchase price of CAD $3,200 (USD $3,037). Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of twenty four months following the closing date of the transaction.

Long-term investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading for a profit. Available-for-sale financial assets are measured at fair value with unrealized gains or losses recorded in other comprehensive income until such gains or losses are realized or an other-than-temporary impairment is deemed to have occurred. Warrants held by the Company are for long-term investment purposes, however, due to their nature, meet the definition of a derivative and are classified as held-for-trading financial assets. These warrants are also measured at fair value with any unrealized gains or losses recorded in earnings in the period they occur.

		Three months ended		Nine months ended
		September 30, 2010		September 30, 2010
		Unrealized	Unrealized	Unrealized	Unrealized
	September 30	gains / (losses)	gains / (losses)	gains / (losses)	gains / (losses)
	2010	included in	included in	included in	included in
	Fair value	OCI	earnings	OCI	earnings
Available-for-sale securities	$12,699	$3,401	$-	$4,043	$-
Held-for-trading warrants	2,453	-	372	-	294
	$15,152	$3,401	$372	$4,043	$294

6.	Impairment charges

The Company indefinitely suspended operations on June 17, 2010 at the El Cubo mine, located in Guanajuato State, Mexico, due to continued labour disruption by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels.

This was considered a triggering event for the purpose of assessing whether the carrying value of the El Cubo mine’s long-lived assets and goodwill were impaired. As a result, the Company conducted a long-lived asset impairment test whereby the carrying value of the El Cubo reporting unit was compared to its fair value. Net estimated cash flows from the El Cubo mine were calculated, on an undiscounted basis, using management’s best estimates of future gold and silver production, long-term gold and silver prices of $863.00 – $1,115.00 and $14.00 – $18.65 respectively, and increased cost estimates based on revised operating levels, under the assumption of operations resuming in a future period. The fair value was calculated by discounting the estimated future net cash flows using a 10% interest rate, commensurate with the risk profile. Management’s estimate of future cash flows is subject to risks and uncertainties, and therefore further impairments could occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

Based on the results of the impairment test, the Company recorded an impairment charge of $221,610 in the second quarter. This charge consisted of a reduction of goodwill of $106,799, a reduction in other long-term assets of $4,413, and a reduction in mining interests, property, plant and equipment of $110,398. The related income tax impact was a future tax recovery of $28,309 and a reduction in future income tax liabilities of $27,775.

7.	Other expense

During the quarter, the Company determined that an $881 receivable balance was uncollectible. This receivable was originally recorded upon the acquisition of Mexgold Resources Inc. in 2006.

8.	Earnings / (loss) per share

Basic earnings / (loss) per share is calculated based on the weighted average number of shares outstanding during the three and nine month periods ended September 30, 2010 of 138,620,642 and 138,339,430, respectively (three and nine months ended September 30, 2009 – 123,273,737 and 122,859,301). Diluted earnings per share is based on the assumption that options under the stock option plan that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the period and the date granted. As of September 30, 2010, 4,421,360 and 3,271,360 stock options were excluded from the computation of diluted earnings per share for the three and nine month periods ended because their effect would have been anti-dilutive (three and nine months ended September 30, 2009 – 5,692,310).

9.	Supplemental cash flow information

	Three months ended			Nine months ended
	September 30		September 30	September 30	September 30
	2010		2009	2010	2009
Items not affecting cash:
Amortization, depletion and accretion	$12,607		$11,506	$33,092	$31,373
Unrealized foreign exchange loss / (gain)	191		(1,230)	1,376	3,827
Share-based compensation, net of forfeitures	1,382		3,147	2,629	5,649
Future income tax expense / (recovery)	837		(998)	(20,082)	3,298
Impairment charge	-			221,610	-
Loss on disposal of assets	1,067		-	2,437	-
Other non-cash items	425		268	2,659	2,992
	$16,509		$12,693	$243,721	$47,139

Change in non-cash working capital:
Receivables	$6,097		$1,549	$(2,554)	$570
Prepaids and deposits	(179)		564	(1,128)	(1,092)
Inventories	(1,786)		(2,862)	(6,816)	(3,048)
Payables and accruals	3,177		3,408	529	9,467
	$7,309		$2,659	$(9,969)	$5,897

Interest paid	$562		$212	$1,996	$1,841

Taxes paid	$-	$	Nil	$2,022	$1,109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

10.	Employee future benefits

The Company accrues employee future benefits for workers in Mexico in accordance with statutory requirements. All employee future benefit plans are unfunded, and have measurement dates and actuarial valuation dates of December 31st. For the three and nine months ended September 30, 2010, the Company has recorded $330 and $2,662 in employee future benefit expenses (three and nine months ended September 30, 2009 – ($152) and $267, respectively).

11.	Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at the exchange amount:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
(a) Production costs – labour	$-	$7,540	$-	$24,182
(a) Mining interests – labour	-	2,099	-	4,601
(b) Production costs – consumables	-	2,608	-	11,254
	$-	$12,247	$-	$40,037

(a)

The Company paid a third party company related to a former director for the provision of workers in the Mexican operations at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers are now provided at cost plus 6-8%.

(b)	The Company paid two third party companies related to a former director for the provision of lime, lubricant and fuel. The prices of lubricant and fuel are regulated in Mexico.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

12.	Financial instruments and risk management

Foreign currency exchange risk

As at September 30, 2010 the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $40.1 million USD at exchange rates ranging from 12.7425 pesos per US dollar to 13.211 pesos per US dollar. These currency hedges have been accounted for as cash flow hedges of specified, peso-denominated production costs at the Ocampo mine and settle at various dates between December 1, 2010 and October 31, 2011. These contracts had a fair value of $346 at September 30, 2010, which has been recognized in other comprehensive income during the quarter. Upon settlement of a forward contract, the cumulative gain or loss within accumulated other comprehensive income will be reclassified to inventory to be recognized in income at the same time as the related production cost. A forward contract settled during the three months ending September 30, 2010 that resulted in a $70 decline in production costs.

Fair values of financial instruments

CICA Handbook Section 3862, Financial Instruments – Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The two types of inputs have created the following fair value hierarchy:

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)
  Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table outlines the Company’s financial assets measured at fair value within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3

Short term investments	$27,236	$27,236	$-	$-
Held-for-trading financial assets	2,799	-	2,799	-
Available-for-sale financial assets	12,699	12,699	-	-
	$42,734	$39,935	$2,799	$-

The Company’s available-for-sale investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The fair value of warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The fair value of forward contracts is determined using forward pricing spreads in effect at September 30, 2010. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

13.	Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

		Three months ended September 30, 2010
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$54,987	$531	$-	$55,518
Production costs	19,218	4,068	-	23,286
Refining costs	426	2	-	428
General and administrative costs	2,288	776	5,075	8,139
Amortization, depletion and accretion	11,847	615	145	12,607
	33,779	5,461	5,220	44,460
Earnings / (loss) before other items	$21,208	$(4,930)	$(5,220)	$11,058
Expenditures related to mining interests and property, plant and equipment	$26,371	$921	$-	$27,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

		Three months ended September 30, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$35,538	$12,368	$-	$47,906

Production costs	15,243	8,602	-	23,845
Refining costs	618	172	-	790
General and administrative costs	2,833	772	10,295	13,900
Amortization, depletion and accretion	7,249	4,213	26	11,488
	25,943	13,759	10,321	50,023
Earnings / (loss) before other items	$9,595	$(1,391)	$(10,321)	$(2,117)
Expenditures related to mining interests and property, plant and equipment	$15,965	$2,326	$172	$18,463

		Nine months ended September 30, 2010
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$144,700	$22,549	$-	$167,249

Production costs	54,126	23,848	-	77,974
Refining costs	1,182	242	-	1,424
General and administrative costs	5,275	1,640	12,387	19,302
Amortization, depletion and accretion	28,137	5,101	176	33,414
	88,720	30,831	12,563	132,114
Earnings / (loss) before other items	$55,980	$(8,282)	$(12,563)	$35,135
Expenditures related to mining interests and property, plant and equipment	$71,080	$7,358	$263	$78,701

		Nine months ended September 30, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$110,796	$27,785	$-	$138,581

Production costs	49,325	20,066	-	69,391
Refining costs	1,663	484	-	2,147
General and administrative costs	6,032	1,765	22,027	29,824
Amortization, depletion and accretion	21,790	9,432	106	31,328
	78,810	31,747	22,133	132,690
Earnings / (loss) before other items	$31,986	$(3,962)	$(22,133)	$5,891
Expenditures related to mining interests and property, plant and equipment	$48,483	$5,535	$198	$54,216

The following are the total assets by segment:
	Ocampo	El Cubo	Other	Total
Total assets as at September 30, 2010	$533,089	$154,133	$101,150	$788,372

Total assets as at December 31, 2009	$474,748	$386,719	$102,901	$964,368

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

Included in the total assets of the El Cubo operating segment is $91,176 related to the Guadalupe y Calvo exploration property. All goodwill included on the balance sheet as at December 31, 2009 relates to the El Cubo operating segment.

The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

14.	Comparative figures

Certain of the comparative figures for the prior period have been reclassified to conform with the financial statement presentation adopted for September 30, 2010.

15.	Subsequent events

On October 1, 2010, the Company announced that it entered into a definitive merger agreement pursuant to which the Company will offer to acquire all of the issued and outstanding common shares of Capital Gold Corporation (“Capital Gold”). Under the terms of the agreement, each common share of Capital Gold will be exchanged for 0.5209 common shares of the Company and a cash payment of $0.79 per share. The transaction is subject to Capital Gold shareholder approval.

On November 5, 2010, the Company renegotiated the credit facility with the Bank of Nova Scotia and Société Générale. The revised agreement provides for a $75 million revolving facility, which may be increased to $100 million upon the completion of the acquisition of Capital Gold Corporation, subject to satisfactory due diligence by the lenders on Capital Gold. The credit facility does not require principal repayments other than a one-time payment at maturity equal to the drawn balance at that point in time. The revised agreement expires 36 months from the date of closing, and contains various financial covenants. There are no operational covenants associated with this facility, and there are no restrictions on the use of the proceeds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands of United States dollars unless otherwise stated)

16.	Restatement of consolidated financial statements

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009 and the related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability denominated in Mexican pesos and as a result, the balance was not translated appropriately. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose.

The following table outlines the impact of the adjustment by financial statement line item in the Company’s consolidated balance sheet as at December 31, 2009, as well as the consolidated statement of operations for the three and nine months ended September 30, 2009. These non-cash adjustments have no impact on net cash flows or cash balances previously reported. Only those line items impacted by the restatement have been disclosed.

		Future income
	Previously	tax translation
	reported	adjustments	As restated
Consolidated balance sheet at December 31, 2009:
Future income tax liability	$98,896	$(14,120)	$84,776
Deficit	(118,806)	14,120	(104,686)

Statement of operations for three months ending September 30, 2009:
Foreign exchange (loss) / gain	(4,453)	5,807	1,354
Net loss	(7,020)	5,807	(1,213)

Statement of operations for nine months ending September 30, 2009:
Foreign exchange loss	(9,548)	6,272	(3,276)
Net loss	(11,720)	6,272	(5,448)